ALLIANCE IMAGING, INC.

100 Bayview Circle, Suite 400

Newport Beach, CA  92660

January 21, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628
Attention:  John Reynolds

Re:	Alliance Imaging, Inc.
Proxy Statement filed April 16, 2008
File No. 001-16609

Dear Mr. Reynolds:

This letter sets forth the responses of Alliance Imaging, Inc. (the “Company”) to the comments received by facsimile on January 7, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s definitive proxy statement filed on April 16, 2008 (the “Proxy Statement”).

Proxy Statement Filed April 16, 2008

Executive Compensation, page 25

Performance-Based Compensation, Annual Cash Bonus Opportunity, page 28

1.                                       We note your response to comment three of our letter dated November 20, 2008 and we reissue the comment.  Please clarify whether you will disclose the specific performance targets used to determine bonuses and other incentive-based compensation for your named executive officers under the Executive Incentive Plans in future filings.  If you will seek, or potentially will seek, to omit these specific targets in the next fiscal year by providing us a supplemental analysis pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please supplementally provide us, within the timeframe below, the performance-based targets for fiscal year 2007 or your supplemental analysis as to why its disclosure would cause substantial competitive harm.  Further, please clarify the “specific performance objectives” for Mr. Joyce for the fiscal year 2007 to us supplementally or provide us an analysis why its disclosure would cause substantial competitive harm pursuant to Instruction 4 to item 402(b) of Regulation S-K.

Response:

The Company confirms that it will disclose the specific performance targets underlying the corporate performance objectives used to determine bonuses and other incentive compensation in future filings.  For 2008 (as was the case in 2007 other than for Mr. Joyce as discussed below), the corporate performance objectives for the Company’s named executive officers were based on profit after lease for the Company (Company PAL) and fixed-site return on capital.  The Company also confirms that in future filings it will include disclosure regarding individual performance objectives that are not based on corporate level performance, except where the disclosure of such objectives could cause the Company competitive harm or such targets are not material to an understanding of the Company’s compensation policies and programs.  If the Company determines not to disclose individual performance objectives in future filings, it confirms it will disclose how difficult it will be for applicable executives to achieve the undisclosed objectives. None of the “specified performance objectives” referred to on page 29 of the Proxy Statement with respect to Mr. Joyce’s 2008 bonus were considered in connection with determining Mr. Joyce’s 2007 bonus.

The Company supplementally confirms that, as disclosed on page 29 of the Proxy Statement, Mr. Joyce’s bonus for fiscal year 2007 was based 50% on the Company PAL performance objective and 50% on a “Regional PAL” performance objective.  Regional PAL is determined using the same calculation as Company PAL but is limited to the applicable region’s results as opposed to the entire Company.  Regional PAL will not be considered in connection with determining Mr. Joyce’s 2008 bonus or other incentive compensation.

* * *

Please do not hesitate to contact me by telephone at (949) 242-5334 or by fax at (949) 242-5377 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Howard Aihara
Howard Aihara
Executive Vice President, Chief Financial Officer

cc:                                 Keith Benson, Latham & Watkins LLP